NOTE 1 – NATURE OF OPERATIONS

ArtMap Inc. was formed on December 10, 2012 ("Inception") in the State of California. The financial statements of ArtMap Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Edwards, Colorado.

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NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the total amount of sales to our clients depending on the price of the campaigns when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Colorado state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company currently has 0 debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On March 30, 2023, Jay Zalowitz filed a lawsuit against ArtMap, Inc., David Smooke and Linh Dao Smooke. The complaint alleges that Mr. Zalowitz had an agreement giving him rights to the proceeds of a stock sale. Mr. Zalowitz claims that ArtMap and Mr. Smooke defrauded him when they promised him the right to stock proceeds. Mr. Zalowitz claims that there was an agreement that provided that he receive certain portions of sales that were not paid. Mr. Zalowitz also claims that he was wrongly classified as an independent contractor, which caused him to be deprived of certain wages and reimbursements to which he was entitled. Last, Mr. Zalowitz claims that ArtMap, and Mr. and Ms. Smooke defamed him when they denied that he was a current employee of ArtMap. The complaint does not specify the monetary damages sought.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 2,000,000 shares of our common stock. As of December 31, 2023 the company has currently issued 1,168,726 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

Name of Entity: Jay Zalowitz, John Marshall, Andreas Milles, Dan Moore, Dane Lyons and Artur Kiulian
● Relationship to Company: Minority Shareholders
● Nature / amount of interest in the transaction: Total $5144 ($1060 for 2017 & 4084 for 2016). It is
a short term debt owed to minority shareholders. It is in current liabilities in the financials already. It has not been paid back as of yet. Because management was not previously aware they owed these amounts, there was no formal documentation. Generally when there are liabilities without terms, they are non-interest bearing and due on demand.
● Material Terms: Interest rate = 0% Maturity = due on demand
This has been treated as paid in 2021.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2023, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.